UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 8

Nano Magic Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63010N 105
(CUSIP Number)

Ronald J. Berman
750 Denison Court
Bloomfield Hills MI 48302
844-273-6462
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 63010N 105	13D

(1) Names of reporting persons	Ronald J. Berman
(2) Check the appropriate box if a member of a group(see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	PF, OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	316,690 shares
(8) Shared voting power	9,945,530 shares
(9) Sole dispositive power	316,690 shares
(10) Shared dispositive power	9,945,530 shares
(11) Aggregate amount beneficially owned by each reporting person	10,516,467 shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	73.2% fully diluted
(14) Type of reporting person (see instructions)	IN

Cusip No. 63010N 105	13D

(1) Names of reporting persons	Tom J. Berman
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	PF, OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	254,247 shares
(8) Shared voting power	9,945,530 shares
(9) Sole dispositive power	254,247 shares
(10) Shared dispositive power	9,945,530 shares
(11) Aggregate amount beneficially owned by each reporting person	10,516,467 shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	73.2% fully diluted
(14) Type of reporting person (see instructions)	IN

Cusip No. 63010N 105	13D

(1) Names of reporting persons	PEN Comeback, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	4,028,202 shares
(8) Shared voting power	0
(9) Sole dispositive power	4,028,202 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	10,516,467 shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	[X]
(13) Percent of class represented by amount in Row (11)	73.2% fully diluted
(14) Type of reporting person (see instructions)	OO

Cusip No. 63010N 105	13D

(1) Names of reporting persons	PEN Comeback 2, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	3,955,832 shares
(8) Shared voting power	0
(9) Sole dispositive power	3,955,832 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	10,516,467 shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	73.2% fully diluted
(14) Type of reporting person (see instructions)	OO

Cusip No. 63010N 105	13D

(1) Names of reporting persons	Magic Growth, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	1,961,496 shares
(8) Shared voting power	0
(9) Sole dispositive power	1,961,496 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	10,516,467 shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	73.2% fully diluted
(14) Type of reporting person (see instructions)	OO

Item 1. Security and Issuer.

Common Stock of Nano Magic Inc.

750 Denison Court, Bloomfield Hills, MI 48302

Item 2. Identity and Background.

(a)	Ronald J. Berman	Tom J. Berman	PEN Comeback, LLC PEN Comeback 2, LLC Magic Growth, LLC

(b)	750 Denison Court, Bloomfield Hills, MI 48302	750 Denison Court, Bloomfield Hills, MI 48302	750 Denison Court, Bloomfield Hills, MI 48302

(c)	Solo practitioner of law at 800 Village Square Crossing, Palm Beach Gardens, FL 33410.	CEO and President of the issuer.	Investing in securities of the issuer.

(d)	None	None	None

(e)	No	No	No

(f)	USA	USA	Michigan, USA

Item 3. Source or Amount of Funds or Other Consideration.

Ronald J. Berman and Tom J. Berman have each been awarded compensatory options, and have used personal funds to acquire securities to the extent of their economic interest.

PEN Comeback, LLC and PEN Comeback 2, LLC received funds from other investors in addition to investment by Ronald J. Berman and Tom J. Berman. Magic Growth, LLC received funds from other investors.

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Reporting Person	Total Beneficial Ownership	Percent fully diluted	Right to acquire (now or in 60 days)	Percent, fully diluted
Ronald J. Berman	10,262,220	71.4	5,041,959	36.6
Tom J. Berman	10,199,777	71.0	5,265,215	38.2
PEN Comeback, LLC	4,028,202	28.0	2,074,101	15.1
PEN Comeback 2, LLC	3,955,832	27.5	1,977,889	13.8
Magic Growth, LLC	1,961,496	13.7	980,725	6.8
Group Total	10,501,467	73.2	5,274,459	38.3

(b)

Reporting Person	Sole voting & dispositive power	Percent sole voting & dispositive power, fully diluted	Shared voting & dispositive power	Percent shared voting & dispositive power, fully diluted
Ronald J. Berman	316,690	2.2	9,945,530	69.2
Tom J. Berman	254,247	1.8	9,945,530	69.2
PEN Comeback, LLC	4,028,202	28.0	0	0
PEN Comeback 2, LLC	3,955,832	27.5	0	0
Magic Growth, LLC	1,961,496	13.7	0	0

(c)	On or about October 23, 2020, PEN Comeback, LLC distributed 120,000 shares to two of its members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Ronald J. Berman and Tom J. Berman are co-owners of PEN Comeback Management, LLC that is the sole voting member of PEN Comeback, LLC, PEN Comeback 2, LLC and Magic Growth, LLC. They each have 50% of the vote in the entity that is the voting member.

In PEN Comeback, LLC, PEN Comeback 2, LLC and Magic Growth, LLC the voting member receives a 25% interest in future distributions after the non-voting members have received a return of their invested capital plus a 5% per annum member preference.

Ronald J. Berman, Tom J. Berman, PEN Comeback, LLC, PEN Comeback 2, LLC and Magic Growth, LLC are parties to a joint filing agreement dated July 15, 2020.

Item 7. Material to Be Filed as Exhibits.

Joint Filing Agreement (previously filed with Amendment No. 5 to Schedule 13D filed by the Reporting Persons on July 15, 2020)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronald J. Berman
Ronald J. Berman
October 26, 2020

/s/ Tom J. Berman
Tom J. Berman
October 26, 2020

PEN Comeback, LLC
By:	PEN Comeback Management, LLC

By:	/s/ Tom J. Berman
Manager
October 26, 2020

PEN Comeback 2, LLC
By:	PEN Comeback Management, LLC

By:	/s/ Tom J. Berman
Manager
October 26, 2020

Magic Growth, LLC
By:	PEN Comeback Management, LLC

By:	/s/ Tom J. Berman
Manager
October 26, 2020